UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) held on October 16, 2023, at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

The Company’s shareholders voted upon all the proposals on the Meeting’s agenda, each of which is described in more detail in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on September 21, 2023.

Each of agenda items were voted upon and approved by the required majority of the Company’s shareholders.

In addition, the Company is announcing that it will effect a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A ordinary shares, without par value, shall be consolidated into one (1) Class A ordinary share, without par value and (2) each thirty (30) Class B ordinary shares, without par value, shall be consolidated into one (1) Class B ordinary share, without par value. The first date when the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Wednesday, October 18, 2023.

Following the implementation of the reverse split and the results of the Meeting, the Company’s authorized share capital shall be comprised of (i) 33,333,333 Class A ordinary shares, with 8,378,415 Class A ordinary shares issued and outstanding and (ii) 2,780,570 Class B ordinary shares, with 2,780,570 Class B ordinary shares issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. To the extent any holders of pre-reverse split ordinary shares are entitled to fractional ordinary shares as a result of the reverse split, the Company will round each fractional ordinary share to the closest whole number and issue an additional share to all holders of fractional ordinary shares of 0.5 ordinary shares or larger. In addition, a proportionate adjustment will be made to the number of ordinary shares subject to options, restricted stock awards, and restricted stock units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: October 16, 2023

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